SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 00.108.786/0001-65
Company Registry (NIRE) 35.300.177.240
Publicly-held Company
Rua Verbo Divino nº 1.356 - 1ºa. , São Paulo-SP

NOTICE TO THE MARKET

     Net Serviços de Comunicações S.A. (Company), a publicly held company with head offices at Rua Verbo Divino, 1,356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers under number 00108786/0001-65, announces it will extend the deadline for the exercise of preemptive rights under its current rights offering to March 16, 2009, as per the resolutions taken at the Board of Directors’ meeting held on February 10, 2009.

     The number of shares in the capital increase was determined based on the weighted average stock price in the last thirty (30) trading sessions, with a discount of five percent (5%), equivalent to R$13.96 (thirteen Brazilian real and ninety-six centavos). The capital increase will maintain the same proportion of all existing share types and classes and each shareholder will exercise preemptive rights for the same type and class of share they hold. A total of 4,224,481 shares will be issued, comprising 1,408,161 (one million, four hundred eight thousand, one hundred sixty-one) book-entry registered common shares with no par value and 2,816,320 (two million, eight hundred sixteen thousand, three hundred twenty) book-entry registered preferred shares with no par value.

São Paulo, February 13, 2009

João Adalberto Elek Junior
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.